Exhibit 99.1
SUPPLEMENTAL INFORMATION FOR ITEM 2 AND ITEM 7

1.	Information Related to Olympus Capital and Olympus - ASAT II, L.L.C.

Olympus Capital Holdings Asia (“Olympus Capital”), an investment management firm, is a company limited by shares organized under the laws of the Cayman Islands. Olympus Capital serves as investment manager of Olympus - ASAT II, L.L.C. (“Olympus ASAT”). As such Olympus Capital has the sole power to vote, or direct the vote, and the sole power to dispose of, or direct the disposition of, all of the Ordinary Shares beneficially owned by Olympus ASAT. The number of Ordinary Shares beneficially owned by Olympus ASAT is 94,582,385.

End of Filing